UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

01917019

(CUSIP Number)

Primo Vital Limited

Ourgame International Holdings Limited

31/F, Tower Two,

Times Square,

1 Matheson Street, Causeway Bay,

Hong Kong, China

Attention: Jingsheng Lu

Telephone 86-10-82378118

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

1	NAME OF REPORTING PERSONS Primo Vital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (Other - See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,986,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,986,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,986,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s revised preliminary proxy statement on Schedule 14A filed with the SEC on November 12, 2024.

1	NAME OF REPORTING PERSONS Ourgame International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (Other - See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,986,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,986,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,986,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s revised preliminary proxy statement on Schedule 14A filed with the SEC on November 12, 2024.

1	NAME OF REPORTING PERSONS Lu Jingsheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 (Other - See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,000(2)
	8	SHARED VOTING POWER 11,986,523
	9	SOLE DISPOSITIVE POWER 60,000
	10	SHARED DISPOSITIVE POWER 11,986,523(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,046,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s revised preliminary proxy statement on Schedule 14A filed with the SEC on November 12, 2024.

(2) Consists of (i) a grant of restricted stock units to receive 20,000 shares of Common Stock subject to vesting; and (ii) options to buy up to 40,000 shares of Common Stock subject to vesting.

(3) Represents shares indirectly owned by Mr. Lu Jingsheng through Primo Vital Limited, which is a wholly owned subsidiary of Ourgame International Holdings, Ltd. Mr. Lu Jingsheng is the Chairman and Chief Executive Officer of Ourgame International Holdings, Ltd and the sole director of Primo Vital Limited. Mr. Lu Jingsheng may exercise voting and dispositive power over the shares beneficially owned by Primo, and disclaims any beneficial ownership in such shares except to the extent of his pecuniary interest.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission September 18, 2019 and Amendment No. 1 thereto filed on October 3, 2024.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Ourgame has performed an assessment together with its legal advisers, accounting advisers and auditors, and based on the related events relating to the Issuer and its shareholders, Ourgame will not consolidate the financial position of the Issuer and the results since 1 January 2023. Following the deconsolidation of the Issuer, the Issuer will be accounted for as interest in associate in the consolidated financial statements of Ourgame under equity method.

Ourgame will protect its legitimate interests in the Issuer on a best endeavour basis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2024

PRIMO VITAL LIMITED

By:	/s/ Lu Jingsheng
Lu Jingsheng
Sole Director

OURGAME INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Lu Jingsheng
Lu Jingsheng
Chief Executive Officer

/s/ Lu Jingsheng
Lu Jingsheng